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Exhibit (a)(5)(E)

IN THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF DELAWARE

ALVIN MITTELSTAED,	Case No.:

Plaintiff,	COMPLAINT

v.	DEMAND FOR JURY TRIAL

JETPAY CORPORATION, LAURENCE L. STONE, DIANE FARO, DONALD J. EDWARDS, ROBERT FRANFURT, STEVEN MICHIENZI, ROBERT METZGER, ORWELL ACQUISITION CORPORATION, and NCR CORPORATION

Defendants.

COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff Alvin Mittelstaed (“Plaintiff”), by his undersigned attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

INTRODUCTION

1. Plaintiff brings this action against JetPay Corporation (”JetPay” or the “Company”) and JetPay’s Board of Directors (collectively, the “Board” or the “Individual Defendants,” as further defined below) for violations of Section 14(e) and 20(a) of the Securities Exchange Act of 1934 (“Exchange Act”), 15 U.S.C. §§ 78n(e) and 78t(a). Specifically, Defendants solicit the tendering of stockholder shares in connection with the proposed acquisition of the Company by Orwell Acquisition Corporation, a Delaware corporation (“Merger Sub”) and a direct wholly owned subsidiary of NCR Corporation, a Maryland corporation (“Parent”) (together with Merger Sub, “NCR”), through a recommendation statement filed with the U.S. Securities and Exchange Commission (the “SEC”), that omits material facts necessary to make the statements therein not false or misleading. Stockholders need this material information to decide whether to tender their shares or pursue their appraisal rights.

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2. On October 22, 2018, the Company announced that it had entered into a definitive agreement (the “Merger Agreement”), by which NCR would commence a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of JetPay common stock for $5.05 per share in cash (the “Merger Consideration”), in a transaction valued at approximately $184 million (the “Proposed Transaction”). The Tender Offer, commenced on November 2, 2018, and is set to expire at 11:59 p.m., Philadelphia, Pennsylvania time, on December 4, 2018.

3. In connection with the commencement of the Tender Offer, on November 2, 2018, the Company filed a Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the SEC. The Recommendation Statement is materially deficient and misleading because, inter alia, it omits to disclose material information concerning: (i) the sales process leading up to the Proposed Transaction; (ii) JetPay’s financial projections; (iii) the valuation analyses performed by JetPay’s financial advisor FT Partners Securities (“FT Partners”); and (iv) conflicts of interest involving FT Partners. Without this material information, JetPay stockholders will be forced to decide whether or not to tender their shares based upon materially incomplete and misleading information. The failure to adequately disclose such material information constitutes a violation of §§ 14(e) and 20(a) of the Exchange Act.

4. For these reasons and as set forth in detail herein, the Individual Defendants have violated federal securities laws. Accordingly, Plaintiff seeks to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of these laws. Judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s stockholders.

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JURISDICTION AND VENUE

5. The claims asserted herein arise under §§ 14(e) and 20(a) of the Exchange Act, 15 U.S.C. § 78aa. The Court has subject matter jurisdiction pursuant to § 27 of the Exchange Act, 15 U.S.C. §78aa, and 28 U.S.C. § 1331 (federal question jurisdiction).

6. The Court has personal jurisdiction over each of the Defendants because each conducts business in and maintains operations in this District or is an individual who either is present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7. Venue is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as under 28 U.S.C. § 1391, because JetPay is incorporated in this District and each of the Individual Defendants, and Company officers or directors, either resides in this District or has extensive contacts within this District.

PARTIES

8. Plaintiff is, and has been at all relevant times, the owner of shares of JetPay common stock.

9. Defendant Laurence L. Stone (“Stone”) is the Chairman of the Board of JetPay. He has been a member of the Company’s Board of Directors since 2016.

10. Defendant Diane Faro (“Faro”) is the Chief Executive Officer (“CEO”) of JetPay. She has served as a director of the Company since 2014.

11. Defendant Donald J. Edwards (“Edwards”) has served as a director of the Company since 2013.

12. Defendant Robert Frankfurt (“Frankfurt”) has served as a director of the Company since 2017.

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13. Defendant Steven M. Michienzi (“Michienzi”) has served as a director of the Company since 2013.

14. Defendant Robert Metzger (“Metzger”) has served as a director of the Company since 2017.

15. Defendants Metzger, Michienzi, Frankfurt, Edwards, Faro, and Stone are collectively referred to herein as the “Board” or the “Individual Defendants.”

16. Defendant JetPay, incorporated in Delaware, is a leading provider of vertically integrated solutions for businesses including card acceptance, processing, payroll, payroll tax filing, human capital management services, and other financial transactions. JetPay provides a single vendor solution for payment services, debit and credit card processing, ACH services, and payroll and human capital management needs for businesses throughout the United States. The Company also offers low-cost payment choices for the employees of these businesses to replace costly alternatives. The Company’s vertically aligned services provide customers with convenience and increased revenues by lowering payments-related costs and by designing innovative, customized solutions for internet, mobile, and cloud-based payments. The Company maintains its principal executive offices at 7450 Tilghman Street, Suite 170, Allentown, PA 18106. JetPay’s common stock is traded on the NASDAQ under the ticker symbol “JTPY.” Defendant JetPay and the Individual Defendants are referred to herein as the Defendants.”

17. Defendant Merger Sub, is a Delaware corporation and a direct wholly-owned subsidiary of Parent, and is a party to the Merger Agreement. Defendant Merger Sub is named as a defendant herein solely for the purpose of providing full and complete relief.

18. Defendant Parent is a leader in banking and commerce solutions, powering incredible experiences that make life easier. With its software, hardware, and portfolio of

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services, NCR enables 760 million transactions daily across financial, retail, hospitality, travel, telecom and technology industries. NCR is headquartered in Atlanta, Ga., with 34,000 employees and does business in 180 countries. NCR is a trademark of NCR Corporation in the United States and other countries. Parent is named as a defendant herein solely for the purpose of providing full and complete relief.

FURTHER SUBSTANTIVE ALLEGATIONS

Company Background

19. On June 29, 2017, the Company entered into a confidentiality agreement with a private equity firm (“Party A”) in order to discuss potential opportunities involving the Company and Party A.

20. Discussions between the Company and Party A proceeded throughout the summer of 2017, and on September 15, 2017, Party A furnished to the Company an initial non-binding indication of interest to acquire the Company at an enterprise valuation of $141 million, or $2.50 per Common Share (the “Preliminary IOI”).

21. After the Company communicated its disappointment in the Preliminary IOI, Party A submitted a second indication of interest to acquire the Company for an enterprise value of $149 million, or $3.00 per Common Share (the “Second IOI”).

22. On October 30, 2017, Robert Frankfurt, an investment professional, was appointed to join then Board as an independent director. On November 20, 2017, Robert Metzger, a senior director and former investment banker at William Blair & Company, was appointed to the Board as an independent director.

23. On November 29, 2017, the Board constituted a special committee consisting of Messrs. Metzger and Frankfurt (the “Special Committee”) to consider strategic alternatives for the Company, including, but not limited to, any sale, merger or similar business combination involving the Company, such as the transaction contemplated by the Second IOI (a “Potential Transaction”).1

[1]

The Recommendation Statement notes that Metzger was appointed chairman of the Special Committee in light of his extensive mergers and acquisitions experience in the technology and financial sectors. The Special Committee was vested with the authority (i) to negotiate, or authorize others to negotiate, any offer made in connection with a Potential Transaction and, at any time that the Special Committee was considering such an offer, to solicit indications of interest from third parties and/or negotiate any other offers which would constitute an alternative to such Potential Transaction, (ii) to reject any offers relating to Potential Transactions which the Special Committee could not favorably recommend to the Board and (iii) to recommend to the Board any Potential Transaction that it had approved, subject to final approval by the Board.

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24. On December 28, 2017, the Special Committee determined to engage FT Partners as its financial advisor and, after negotiating the engagement letter with FT Partners, on January 25, 2018 the Special Committee arranged for the execution of the FT Partners’ engagement letter.

25. On January 13, 2018, at the direction of the Special Committee, FT Partners contacted Party A to resume a dialogue regarding the Second IOI and a Potential Transaction involving the Company. However, it quickly became apparent that Party A was unwilling to materially improve the financial terms of the Second IOI. As a result, FT Partners presented to the Special Committee a list of potential third party buyers developed in consultation with the chairman of the Special Committee.

26. In April 2018, FT Partners, at the direction of the Special Committee, began the process of contacting potential acquirers of the Company and, by June 27, 2018, FT Partners had contacted 43 prospective strategic acquirers and 27 financial sponsors at the direction of the Special Committee. Of these 70 companies that FT Partners contacted between April and mid-June 2018, 20 executed confidentiality agreements with the Company and 14 held a meeting with Company management or made arrangements for a meeting with Company management.

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On April 20, 2018, the Company entered into a confidentiality agreement with a potential strategic buyer (“Party B”). Between May 1 and May 10, 2018, the Company entered into a confidentiality agreement with five additional potential strategic buyers (“Party C”, “Party D”, Party E”, “Party F” and “Party G”, respectively). Between May 17 and June 1, 2018, the Company entered into a confidentiality agreement with each of three additional potential strategic buyers and one financial sponsor (“Party H”, “Party I”, and “Party J”, and “Party W” respectively). Finally, between June 1, 2018 and June 18, 2018, the Company entered into a confidentiality agreement with each of seven additional potential buyers (“Party K”, “Party L”, “Party M”, “Party N”, “Party O”, “Party P” and “Party Q”).

27. After the Company held preliminary discussions with each of the parties that entered into confidentiality agreements with the Company, FT Partners communicated by email to all of the approximately 25 remaining potential buyers to submit written, all-cash, preliminary proposals for the acquisition of the Company by the end of June 2018, with a target of June 22, 2018.

28. No written offers for the sale of the entire business were received on the preliminary bid deadline of June 22, 2018. However, between mid-June and mid-July 2018, representatives of Party W and Party K made a verbal offer to FT Partners to purchase a portion of the Company’s assets.

29. On June 27, 2018, during a special meeting of the Board the Special Committee recommended that FT Partners continue to engage with prospective acquirers of the entire business while the Board and Special Committee considered other strategic alternatives, including the potential sale of the Company’s payroll business.

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30. On July 30, 2018, the Company entered into a confidentiality agreement with a financial sponsor (“Party S”) and provided to Party S with access to evaluation materials regarding the Company. The following day, the Company entered into a confidentiality agreement with another financial sponsor (“Party R”) and provided Party R with access to evaluation materials regarding the Company.

31. On August 4, 2018, the Company entered into a Confidentiality Agreement with NCR (the “NCR Confidentiality Agreement”). Shortly thereafter, evaluation materials regarding the Company, including access to the virtual data room, were shared with NCR and its representatives and an in-person meeting with the Company’s management team was scheduled.

32. Between August 27 and August 28, 2018, the Company entered into confidentiality agreements with each of two additional financial sponsors (“Party T” and “Party U,” respectively), and engaged in discussions concerning the Company and a Potential Transaction.

33. While these discussions were ongoing, on September 20, 2018, NCR submitted an initial indication of interest for the all-cash acquisition of the Company at a price of $4.42 per Common Share (the “NCR Preliminary Offer”).

34. On the evening of September 20, 2018, FT Partners presented an analysis of the NCR Preliminary Offer to the Special Committee, and also presented to the Special Committee background information regarding NCR and recent discussions with NCR, including NCR’s indications that it could be in a position to enter into a definitive agreement within three to four weeks following the acceptance of the NCR Preliminary Proposal.

35. On September 26, 2018, FT Partners presented a summary of the NCR Preliminary Proposal to the Special Committee. Following the Special Committee’s discussion of the NCR Preliminary Proposal, the Special Committee then asked FT Partners to engage in additional outreach to Party D, Party F, Party L and an additional financial sponsor (“Party V”).

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36. On September 30, NCR submitted to FT Partners a final, detailed indication of interest for the all-cash acquisition of the Company at a price of $5.05 per Common Share (the “NCR Final Offer”). With this final offer in place, the parties and their respective representatives moved quickly to finalize the terms of the Merger Agreement.

37. On October 19, 2018, the Special Committee held a meeting with representatives of FT Partners at which time FT Partners presented its analysis of the financial terms of the Offer and that the consideration to be received by the holders of Common Shares pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Common Shares. Following this presentation, the Special Committee recommended that the Merger Agreement and the Transactions were advisable to the Company and its stockholders and recommended to the Board that the Board approve the Merger Agreement and the Transactions. Immediately following the meeting of the Special Committee, the Board convened and, following presentations by FT Partners, acting at the request of the Special Committee, approved the Merger Agreement and the Transactions contemplated thereby.

38. Following the meeting, the parties executed and delivered the Merger Agreement and other transaction documents. A joint press release announcing the transaction was issued prior to the opening of the U.S. stock market on October 22, 2018.

The Proposed Transaction

39. In a press release dated October 22, 2018, NCR announced that it had entered into a Merger Agreement with JetPay pursuant to which NCR will commence a Tender Offer to acquire all of the outstanding shares of JetPay for $5.05 per share in cash.

40. The press release states in pertinent part:

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ATLANTA and ALLENTOWN, Pa. – October 22, 2018 – NCR Corporation (NYSE: NCR) today announced a definitive agreement to acquire Allentown, Pa.-based JetPay (NASDAQ: JTPY), a provider of end-to-end payment processing and Human Capital Management solutions.

The transaction will be a cash tender offer of $5.05 per JetPay share, which represents a multiple of 2.9 times 2018 consensus revenue forecast of $63.4 million. The purchase price is approximately $184 million and will be financed with a combination of cash on hand and existing capacity under NCR’s revolving credit facility. The offer has been approved by each company’s board of directors.

This acquisition will enable NCR to integrate a cloud-based payments platform into its enterprise point-of-sale (POS) solutions for retail and hospitality industries. It also accelerates NCR’s strategy of increasing recurring revenue growth and expanding margins by enhancing its mix of software and services.

“The acquisition of JetPay is a key, strategic initiative that will enable NCR to create a full, end-to-end integrated payments offering for its enterprise-wide POS customers,” said NCR President and Chief Executive Officer, Michael D. Hayford. “Enabling payments as part of our transactions is part of our long-term strategy to create integrated value for our clients.”

“JetPay has always focused on taking great care of our customers, creating value for our stockholders, delivering innovative solutions, and expanding our market reach,” said Diane Faro, Chief Executive Officer, JetPay. “This combination dramatically accelerates our capabilities across these initiatives. NCR’s global footprint, brand recognition and track record of innovation will help us accelerate our strategic objectives and create even more value for our customers.”

“NCR’s acquisition of JetPay reflects an important trend in consolidation in the payments ecosystem. This acquisition allows NCR to couple stickier, feature-rich POS and payment acceptance applications with payment processing,” said Rivka Gewirtz Little, Research Director, Worldwide Payment Strategies, IDC. “Additionally, both NCR and JetPay have provided services to the SMB market where retailers are likely to be open for the adoption of a unified POS and payments processing offering. This consolidated offering means maintaining simpler relationships with fewer vendors without compromising on features.”

The transaction is anticipated to close by year-end, subject to regulatory approval and other customary closing conditions. The two companies anticipate a smooth transition for customers, channel partners and employees.

Two of JetPay’s major stockholders, Flexpoint Ford, a private equity investment firm that specializes in the financial services and healthcare industries, and Larry Stone, a longstanding executive in the payment processing industry, have agreed to tender their shares in support of the transaction.

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Financial Technology Partners LP and FTP Securities LLC acted as the financial and strategic advisor to the Special Committee of the Board of Directors of JetPay and Dechert LLP acted as legal advisors.

BofA Merrill Lynch acted as the financial and strategic advisor to the Board of Directors of NCR Corporation in connection with the transaction.

The Recommendation Statement Misleads JetPay Stockholders by Omitting Material Information

41. As noted previously, on November 2, 2018, the Company filed the Recommendation Statement with the SEC in support of the Tender Offer commenced by NCR. As alleged below and elsewhere herein, the Recommendation Statement contains material misrepresentations and omissions of fact that must be cured to allow JetPay stockholders to make an informed decision with regarding tendering their shares. Designed to convince shareholders to tender their shares, the Recommendation Statement is rendered misleading by the omission of critical information concerning: (i) the sales process leading up to the Proposed Transaction; (ii) JetPay’s financial projections; (iii) the valuation analyses performed by FT Partners; and (iv) conflicts of interest involving FT Partners. This material information directly impacts the Company’s expected future value as a standalone entity, and its omission renders the statements made materially misleading and, if disclosed, would significantly alter the total mix of information available to JetPay’s stockholders.

Material Omissions Relating to the Sales Process

42. With regard to the omission of material information relating to the sale process leading up to the Proposed Transaction, the Recommendation Statement indicates that the Company entered into non-disclosure agreements with a number of potentially interested parties. Specifically, following the collapse of negotiations with Party A, the Recommendation Statement notes that JetPay entered into separate confidentiality agreements with NCR, Party B,

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Party C, Party D, Party E, Party F, Party G, Party H, Party I, Party J, Party K, Party L, Party M, Party N, Party O, Party P, Party Q, Party R, Party S, Party T, Party U, and Party W in connection with discussions of a potential strategic transaction. However, the nature and extent of these agreements are not fully disclosed in the Recommendation Statement. Of particular importance to JetPay stockholders are details regarding the terms of these non-disclosure agreements, including whether they contain standstill and/or “don’t ask, don’t waive” (“DADW”) provisions that prohibit the any of these parties from making an unsolicited superior proposal to acquire JetPay.

43. Here, the complete absence of information regarding terms of the confidentiality agreements entered into by these entities is troubling. The Recommendation Statement notes that on August 4, 2018, NCR entered into a confidentiality agreement with the Company (the “NCR Confidentiality Agreement”). Recommendation Statement at 3. Under the NCR Confidentiality Agreement, NCR agreed to, among other things, (i) keep all non-public information concerning the Company confidential and to use such information solely for the purpose of evaluating a possible transaction with the Company. Furthermore, the Recommendation Statement also provides that the Parent Confidentiality Agreement contained certain customary “standstill” restrictions with respect to the Company for an eighteen-month period after the date of the Parent Confidentiality Agreement.

44. The presence of this language in the NCR Confidentiality Agreement indicates that some and/or all of the confidentiality agreements entered into between the interested entities and JetPay may have included standstill agreements. However, without further information concerning the presence of standstill provisions or DADW provisions, including whether those provisions had fallen away upon the execution of the Merger Agreement or were still in effect, JetPay stockholders are unable to properly evaluate the ability of these parties that earlier expressed interest in a potential strategic transaction to offer them a better deal. If the

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confidentiality agreements contained standstill provisions or DADW provisions, then those bidders could only make a superior proposal by breaching the agreement, because in order to make the superior proposal, they would have to ask for a waiver, either directly or indirectly.

45. Thus, the omission of this information renders the descriptions of the confidentiality agreements that the Company entered into materially incomplete and misleading, as the failure to disclose the existence of standstill and DADW provisions creates the false impression that any of the parties who signed non-disclosure agreements could have made a superior proposal. Clearly, any reasonable JetPay shareholder would deem the fact that the most likely potential topping bidder in the marketplace may be precluded from making a superior offer as significant information. Furthermore, any references to these interested entities walking away from the bidding process at various points of the sale process are also misleading, as they give the impression that these entities are no longer interested in a potential transaction with JetPay when it is more likely that their inability to re-engage is the result of provisions and restrictions in the confidentiality agreements.

46. Accordingly, without further information regarding the terms of the confidentiality agreements, the Company’s stockholders are being misled into assuming that these other entities, which were actively interested in acquiring the Company, and had already elected to submit a bid to acquire the Company, could make an offer to acquire the Company if they so choose – when they may be contractually precluded from doing so. It is therefore vital that JetPay stockholders are provided with the material information regarding the terms of the confidentiality agreements.

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Potential Conflicts on the Part of FT Partners

47. With regard to the potential conflicts of interest faced by FT Partners, the Recommendation Statement fails to adequately disclose material information concerning the prior relationship between the financial advisor and NCR.

48. As a result of the central role played by investment banks in the evaluation, exploration, selection, and implementation of strategic alternatives, full disclosure of investment banker compensation and all potential conflicts is necessary for stockholders to have a materially complete sense of the conflicts of interests operating in the background. As noted on Page 30 of the Recommendation Statement:

FT Partners has not provided other financial advisory or financing services to the Company and its affiliates in the two-year period prior to the date of its opinion. FT Partners may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent and their respective affiliates, for which FT Partners would expect to receive compensation. In the ordinary course of business, FTP Securities, FT Partners and their affiliates may trade or hold securities of the Company or the Parent and/or their respective affiliates for FTP Securities’ and FT Partners’ own account and, accordingly, may at any time hold long or short positions in those securities.

49. This statement is materially misleading. A financial advisor’s own proprietary financial interest in a transaction must be carefully considered when assessing how much credence to give its analyses and opinions. While the Recommendation Statement notes the past relationship between FT Partners and JetPay, the Recommendation Statement omits to disclose the past relationship between FT Partners and NCR. Here, reasonable shareholder would want to know what important economic motivations that the advisor, employed by a board to assess the fairness of the merger to the shareholders, might have. Accordingly, the Recommendation Statement must disclose whether FT Partners performed any work for NCR for which it received any fees. Without full disclosure of any past work done by FT Partners for NCR in the last two years, and any fees received for such work, stockholders may be materially misled as to FT Partners’s potential conflicts of interest.

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Material Omissions Concerning the Company’s Financial Projections

50. With respect to JetPay’s projected financial information, the Recommendation Statement omits material information pertaining to the financial projections, and the valuation analyses performed by the Board’s financial advisor in connection with the Proposed Transaction.

51. As disclosed in the Recommendation Statement, in connection with its evaluation of the mergers, certain non-public projected financial data relating to the Company for the years 2018 through 2023 was prepared between February and May 2018 by or at the direction of, and approved for FT Partners’ use by, management of the Company (the “Projections”). The Projections were provided to potential acquirors (including NCR), to the Special Committee and Board to assist the Board in its evaluation of the proposed Offer and the Merger, and to FT Partners who were authorized to rely upon the Projections in providing financial advice to the Special Committee in connection with the Offer and the Merger. However, the prospective financial information provided in the Recommendation Statement fails to disclose the company’s unlevered free cash flow. Free cash flow is one of the most important metrics that a stockholder can use to ascertain the operating value of a company, and its use in a number of valuation analyses is central to valuing a company, especially in the context of a merger.

52. In detailing FT Partners’ Discounted Cash Flow Analysis (“DCF”) of JetPay, the Recommendation Statement notes that FT Partners “performed a discounted cash flow analysis of the Company by calculating the estimated present value of the unlevered free cash flows (see the section entitled “Item 4.—The Solicitation or Recommendation—Certain Projections”) that

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the Company had forecasted to generate for the period from December 31, 2018 through December 31, 2023 based on management’s projections[.]” Recommendation Statement at 27. However, the unlevered free cash flows are not included in JetPay’s Projections. Furthermore, despite FT Partners performing a DCF analyses using the Projections, the Recommendation Statement fails to disclose the actual cash flow projections that were calculated and used in the analysis.

53. Absent further disclosures, JetPay stockholders are being misled as to the Boards’ decision to shield values for free cash flow, one of the most important metrics that a stockholder can use to ascertain the operating value of a company, from stockholders.

Material Omissions Concerning the Financial Analyses of JetPay

54. With respect North Point’s financial analyses of the Proposed Transaction, the Recommendation Statement details the financial advisor’s fairness opinion and the various valuation analyses performed to render such opinion, but omits to disclose necessary underlying data, support for conclusions, or the existence of, or basis for, underlying assumptions.

55. Specifically, with respect to FT Partners’ Selected Precedent Transactions Analysis, the Recommendation Statement omits to disclose the individual multiples and financial metrics for each transaction observed by FT Partners in its analysis.

56. Furthermore, FT Partners’ Discounted Cash Flow Analysis is missing several key components that FT Partners used in its analysis. Specifically, with respect to FT Partners’ Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose: (i) the inputs and assumptions comprising FT Partners’ multiples, which were derived based on certain precedent transactions and comparable public companies; (ii) the inputs and assumptions comprising FT Partners’ analysis of JetPay’s Weighted Average Cost of Capital (“WACC”) that

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were used in the selection of discount rates of 15.0% to 21.0%; and (iii) the calculated unlevered free cash flows used by FT Partners in the analysis and all underlying line items. In light of the fact that the $5.05 Merger Consideration is at the low end to the implied equity value per Common Share reference range that FT Partners calculated for the Company, this information is necessary so that JetPay stockholders can evaluate the work performed by FT Partners.

57. When a bankers’ endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses are crucial to a fair presentation of the material facts. Furthermore, the disclosure of projected financial information provides stockholders with the best basis to project the future financial performance of a company, and allows stockholders to understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion. Here, the Projections, which had been disclosed to potential bidders in the sales process, were provided to shareholders but the Recommendation Statement omits to detail the cash flow projections that were actually used in the DCF analysis. This information is therefore material, and must be disclosed if JetPay stockholders are to make a fully informed decision. The omission of this information renders the statements made concerning the financial advisor’s analyses and opinions materially misleading.

58. Without such undisclosed information, JetPay stockholders cannot evaluate for themselves whether the financial analyses performed by the financial advisor was based on reliable inputs and assumptions or whether they were prepared with an eye toward ensuring that a positive fairness opinion could be rendered in connection with the Proposed Transaction. In other words, full disclosure of the omissions identified above is required in order to ensure that stockholders can evaluate the extent to which North Point’s opinions and analyses should factor into their decision whether to tender their shares or seek appraisal.

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59. Based on the foregoing, the Recommendation Statement violates Section 14 of the Exchange Act and applicable SEC regulations by materially misleading JetPay stockholders. JetPay public shareholders lack critical information necessary to evaluate the Proposed Transaction. Moreover, without the key financial information and related disclosures, JetPay public shareholders cannot gauge the accuracy and reliability of the financial analyses performed by North Point, and whether they can reasonably rely on North Point’s fairness opinion.

60. Without disclosure of the above referenced information, the Recommendation Statement violates SEC regulations and materially misleads JetPay stockholders. Accordingly, Plaintiff seeks, among other things, the following relief: (i) enjoinment of the Proposed Transaction; or (ii) rescission of the Proposed Transaction in the event that it is consummated and to recover damages resulting from Defendants’ misconduct.

CLAIMS FOR RELIEF

COUNT I

Claims Against All Defendants for Violations of § 14(e) of the

Securities Exchange Act of 1934

61. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

62. Section 14(e) of the Exchange Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading…” 15 U.S.C. § 78n(e).

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63. As discussed above, JetPay filed and delivered the Recommendation Statement to its stockholders, which defendants knew or recklessly disregarded contained material omissions and misstatements as set forth above.

64. Defendants violated § 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, in connection with the tender offer commenced in conjunction with the Proposed Transaction. Defendants knew or recklessly disregarded that the Recommendation Statement failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

65. The Recommendation Statement was prepared, reviewed and/or disseminated by defendants. It misrepresented and/or omitted material facts, in connection with the Merger as set forth above.

66. In so doing, defendants made untrue statements of material facts and omitted material facts necessary to make the statements that were made not misleading in violation of § 14(e) of the Exchange Act. By virtue of their positions within the Company and/or roles in the process and in the preparation of the Recommendation Statement, defendants were aware of this information and their obligation to disclose this information in the Recommendation Statement.

67. The omissions and incomplete and misleading statements in the Recommendation Statement are material in that a reasonable stockholder would consider them important in deciding whether to tender their shares or seek appraisal. In addition, a reasonable investor would view the information identified above which has been omitted from the Recommendation Statement as altering the “total mix” of information made available to stockholders.

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68. Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

69. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

COUNT II

Against the Individual Defendants for

Violations of § 20(a) of the 1934 Act

70. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

71. The Individual Defendants acted as controlling persons of JetPay within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as officers and/or directors of JetPay and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Recommendation Statement, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

72. Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

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73. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Recommendation Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly involved in the making of the Recommendation Statement.

74. By virtue of the foregoing, the Individual Defendants violated Section 20(a) of the 1934 Act.

75. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14 of the 1934 Act and Rule 14d-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act. As a direct and proximate result of defendants’ conduct, Plaintiff is threatened with irreparable harm.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring that the Recommendation Statement is materially false or misleading;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated before the entry of this Court’s final judgment, rescinding it or awarding Plaintiff rescissory damages;

(D) directing that Defendants account to Plaintiff for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties.

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(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff such further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

Dated: November 12, 2018	O’KELLY ERNST & JOYCE, LLC

/s/ Ryan M. Ernst
Ryan M. Ernst (#4788) 901 N. Market St., Suite 1000
Wilmington, DE 19801
Telephone: (302) 778-4000
Facsimile: (302) 295-2873
Email: rernst@oelegal.com

OF COUNSEL:

LEVI & KORSINSKY LLP
Donald J. Enright
Elizabeth K. Tripodi 1101 30th Street, N.W., Suite 115
Washington, D.C. 20007
Telephone: (202) 524-4290
Facsimile: (202) 333-2121
Email: denright@zlk.com etripodi@zlk.com

Attorneys for Plaintiff